					Exhibit 12.1
WPS Resources Corporation
Ratio of Earnings to Fixed Charges

(Millions)	2003	2002	2001	2000	1999
EARNINGS
Income available to common shareholders	$94.7	$109.4	$77.6	$67.0	$59.6
Loss (income) from discontinued operations, net of tax	16.0	6.0	6.9	5.5	(0.8)
Cumulative effect of change in accounting principles, net of tax	(3.2)	-	-	-	-
Federal and state income taxes	33.7	28.7	9.2	9.7	29.1

Pretax earnings from continuing operations	141.2	144.1	93.7	82.2	87.9

Loss (income) from less than 50% equity investees	4.2	4.1	(6.5)	-	-
Distributed earnings of less than 50% equity investees	7.5	7.0	3.5	-	-

Fixed charges	63.2	63.5	62.1	58.9	46.0

Subtract
Preferred dividend requirement	(4.9)	(4.8)	(4.6)	(4.6)	(4.9)
Minority interest	(5.6)	-	-	-	-
Total earnings as defined	$205.6	$213.9	$148.2	$136.5	$129.0

FIXED CHARGES
Interest on long-term debt, including related amortization	$47.6	$43.3	$39.5	$37.0	$27.2
Other interest	5.5	10.2	12.2	11.9	8.5
Distributions - preferred securities of subsidiary trust	3.5	3.5	3.5	3.5	3.5
Interest factor applicable to rentals	1.7	1.7	2.3	1.9	1.9
Preferred dividends (grossed up) (see below)	4.9	4.8	4.6	4.6	4.9

Total fixed charges	$63.2	$63.5	$62.1	$58.9	$46.0

Ratio of earnings to fixed charges	3.3	3.4	2.4	2.3	2.8

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$3.1	$3.1	$3.1	$3.1	$3.1

Tax rate *	36.5%	35.8%	32.5%	32.0%	36.5%

Preferred dividends (grossed up)	$4.9	$4.8	$4.6	$4.6	$4.9

* The tax rate has been adjusted to exclude the impact of tax credits.